SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549


                             SCHEDULE 13D


               Under the Securities Exchange Act of 1934
                          (Amendment No. 1)*



                     AMPERSAND MEDICAL CORPORATION
                           (Name of Issuer)


                Common Stock, $.001 par value per share
                    (Title of Class of Securities)


                               032065104
                            (CUSIP Number)


                          Jeffrey C. Everett
                             Holleb & Coff
                   55 East Monroe Street, Suite 4100
                        Chicago, Illinois 60603
                            (312) 807-4600
             (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)


                             May 26, 1999
             (Date of Event which Requires this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check
the following box [   ].

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D



CUSIP No. 032065104


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Peter P. Gombrich

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                             a     [ X ]
                                             b     [   ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

                 OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2 (d) OR 2(a)            [   ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States

                            7.    SOLE VOTING POWER

                                       3,879,449

                            8.    SHARED VOTING POWER

                                       0

                            9.    SOLE DISPOSITIVE POWER

                                       3,776,552

                            10.   SHARED DISPOSITIVE POWER

                                       0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 3,879,449

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                               [   ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 28.8

14.  TYPE OF REPORTING PERSON*

                 IN

                             SCHEDULE 13D



CUSIP No. 032065104


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Theodore L. Koenig

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                             a     [ X ]
                                             b     [   ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

                 OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)             [   ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States

                            7.    SOLE VOTING POWER

                                       2,149,122

                            8.    SHARED VOTING POWER

                                       0

                            9.    SOLE DISPOSITIVE POWER

                                       500

                            10.   SHARED DISPOSITIVE POWER

                                       0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 709,641

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                               [X]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 5.8

14.  TYPE OF REPORTING PERSON*

                 IN

                             SCHEDULE 13D



CUSIP No.  032065104


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 William J. Ritger

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                             a     [ X ]
                                             b     [   ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

                 OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)             [   ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                 Unites States

                            7.    SOLE VOTING POWER

                                       26,873

                            8.    SHARED VOTING POWER

                                       0

                            9.    SOLE DISPOSITIVE POWER

                                       26,873

                            10.   SHARED DISPOSITIVE POWER

                                       0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 26,873

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                               [    ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 0.2

14.  TYPE OF REPORTING PERSON*

                 IN

                             SCHEDULE 13D



CUSIP No.  032065104


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Fred H. Pearson

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                             a     [ X ]
                                             b     [   ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

                 OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)             [   ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States

                            7.    SOLE VOTING POWER

                                       186,616

                            8.    SHARED VOTING POWER

                                       0

                            9.    SOLE DISPOSITIVE POWER

                                       186,616

                            10.   SHARED DISPOSITIVE POWER

                                       0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 186,616

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                               [    ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 1.5

14.  TYPE OF REPORTING PERSON*

                 IN

                             SCHEDULE 13D



CUSIP No.  032065104


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Walter Herbst

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                             a     [ X ]
                                             b     [   ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

                 OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)             [   ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States

                            7.    SOLE VOTING POWER

                                       597,171

                            8.    SHARED VOTING POWER

                                       0

                            9.    SOLE DISPOSITIVE POWER

                                       0

                            10.   SHARED DISPOSITIVE POWER

                                       0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 597,171

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                               [   ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 4.9

14.  TYPE OF REPORTING PERSON*

                 IN

                             SCHEDULE 13D



CUSIP No.  032065104


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 AccuMed International, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                             a     [ X ]
                                             b     [   ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

                 OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)             [   ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware

                            7.    SOLE VOTING POWER

                                       85,776

                            8.    SHARED VOTING POWER

                                       0

                            9.    SOLE DISPOSITIVE POWER

                                       85,776

                            10.   SHARED DISPOSITIVE POWER

                                       0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 149,293

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                               [   ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 1.2

14.  TYPE OF REPORTING PERSON*

                 CO

                             SCHEDULE 13D



CUSIP No.  032065104


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Northlea Partners Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                             a     [ X ]
                                             b     [   ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

                 OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)             [   ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                 Colorado

                            7.    SOLE VOTING POWER

                                       186,616

                            8.    SHARED VOTING POWER

                                       0

                            9.    SOLE DISPOSITIVE POWER

                                       186,616

                            10.   SHARED DISPOSITIVE POWER

                                       0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 186,616

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                               [   ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 1.5

14.  TYPE OF REPORTING PERSON*

                 PN

                             SCHEDULE 13D



CUSIP No.  032065104


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Monroe Investments, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                             a     [ X ]
                                             b     [   ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

                 OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)             [   ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                 Illinois

                            7.    SOLE VOTING POWER

                                       298,586

                            8.    SHARED VOTING POWER

                                       0

                            9.    SOLE DISPOSITIVE POWER

                                       298,586

                            10.   SHARED DISPOSITIVE POWER

                                       0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 298,586

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                               [   ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 2.5

14.  TYPE OF REPORTING PERSON*

                 CO

ITEM 1.    SECURITY AND ISSUER.

     This Amendment No. 1 to Statement on Schedule 13D relates to the common stock, $.001 par value per share (the "Common Stock") of Ampersand Medical Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 900 North Franklin Street, Suite 210, Chicago, Illinois 60610.


ITEM 2.    IDENTITY AND BACKGROUND.

     This amendment to Schedule 13D amends the Schedule 13D jointly filed with the Securities and Exchange Commission on December 14, 1998 by Peter
P. Gombrich, Theodore L. Koenig, William J. Ritger, Fred H. Pearson, Walter Herbst, AccuMed International, Inc. ("AccuMed"), a Delaware corporation, Northlea Partners Ltd. ("Northlea"), a Colorado limited partnership, and Monroe Investments, Inc. ("Monroe"), an Illinois corporation (collectively, the "Reporting Persons").

     By this amendment, the Reporting Persons report the changes in their beneficial ownership of Common Stock which occurred on May 26, 1999 as a result of warrants owned by them to purchase shares of Common Stock (the "Warrants") becoming exercisable. On that date, Bell National Corporation ("Bell National"), a California corporation and the Issuer's parent company, merged into the Issuer, with the Issuer as the surviving corporation (the "Merger").

     Prior to the Merger, the Warrants were not exercisable because Bell National had an insufficient number of shares of common stock authorized to permit their exercise. At Bell National's annual meeting of shareholders held on May 25, 1999, shareholders approved the Merger as well as the provision in the Issuer's Certificate of Incorporation authorizing 50,000,000 shares of Common Stock. This number is sufficient to permit the exercise of the Warrants and accordingly, upon the Merger's effectiveness on May 26, 1999, the Warrants became exercisable.


ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

     (a) (i) Mr. Gombrich. On the date of this amendment, the aggregate number of shares of Common Stock of which Mr. Gombrich may be deemed a beneficial owner is 3,879,449 (approximately 28.8% of the Common Stock outstanding, calculated on a partially diluted basis pursuant to Rule 13d-3(d)(1)(i)). This number consists of: (A) 2,266,590 shares of Common Stock held as an individual, (B) 138,957 shares of Common Stock held as Trustee of the InPath, LLC Voting Trust, (C) 1,371,005 shares of Common Stock purchasable pursuant to Warrants held as an individual, and (D) 102,897 shares of Common Stock purchasable pursuant to Warrants held as Trustee of the InPath, LLC Voting Trust.

     (ii) Mr. Koenig. On the date of this amendment, the aggregate number of shares of Common Stock of which Mr. Koenig may be deemed a beneficial owner is 2,149,122 (approximately 16.7% of the Common Stock outstanding, calculated on a partially diluted basis pursuant to Rule 13d-3(d)(1)(i)). This number consists of: (A) 500 shares of Common Stock held as an individual, (B) 275,683 shares of Common Stock held as Trustee of The EAG Trust, (C) 275,683 shares of Common Stock held as Trustee of The CMC Trust,
(D) 275,683 shares of Common Stock held as Trustee of The MDG Trust, (E) 235,883 shares of Common Stock held as Trustee of The MSD Trust, (F) 171,552 shares of Common Stock held by Monroe, (G) 204,144 shares of Common

Stock purchasable pursuant to Warrants held as Trustee of The EAG Trust,
(H) 204,144 shares of Common Stock purchasable pursuant to Warrants held as Trustee of The CMC Trust, (I) 204,144 shares of Common Stock purchasable pursuant to Warrants held as Trustee of The MDG Trust, and (J) 174,672 shares of Common Stock purchasable pursuant to Warrants held as Trustee of The MSD Trust, and (K) 127,034 shares of Common Stock purchasable pursuant to Warrants held by Monroe. Mr. Koenig disclaims beneficial ownership of all such shares except those which he holds as an individual, those which he holds as Trustee of The MSD Trust or which are purchasable pursuant to Warrants he holds as Trustee of The MSD Trust, and those held by Monroe or purchasable pursuant to Warrants held by Monroe.

     (iii) Mr. Ritger. On the date of this amendment, the aggregate number of shares of Common Stock of which Mr. Ritger may be deemed a beneficial owner is 26,873 (approximately 0.2% of the Common Stock outstanding, calculated on a partially diluted basis pursuant to Rule 13d-3(d)(1)(i)). This number consists of 15,440 shares of Common Stock and 11,433 shares of Common Stock purchasable pursuant to Warrants.

     (iv) Mr. Pearson. On the date of this amendment, the aggregate number of shares of Common Stock of which Mr. Pearson may be deemed a beneficial owner is 186,616 (approximately 1.5% of the Common Stock outstanding, calculated on a partially diluted basis pursuant to Rule 13d-3(d)(1)(i)). This number consists of 107,220 shares of Common Stock and 79,396 shares of Common Stock purchasable pursuant to Warrants. Mr. Pearson holds the shares of Common Stock and the Warrants as Trustee of Fred H. Pearson's Trust.

     (v) Mr. Herbst. On the date of this amendment, the aggregate number of shares of Common Stock of which Mr. Herbst may be deemed a beneficial owner is 343,103 (approximately 4.9% of the Common Stock outstanding, calculated on a partially diluted basis pursuant to Rule 13d-3(d)(1)(i)). This number consists of 343,103 shares of Common Stock and 254,068 shares of Common Stock purchasable pursuant to Warrants. Mr. Herbst holds the shares of Common Stock and the Warrants as Trustee of the Sandra Herbst Trust.

     (vi) AccuMed. On the date of this amendment, the aggregate number of shares of Common Stock of which AccuMed may be deemed a beneficial owner is 149,293 (approximately 1.2% of the Common Stock outstanding, calculated on a partially diluted basis pursuant to Rule 13d-3(d)(1)(i)). This number consists of 85,776 shares of Common Stock presently owned and 63,517 shares of Common Stock purchasable pursuant to Warrants. AccuMed holds the shares of Common Stock and the Warrants for its own account.

     (vii) Northlea. On the date of this amendment, the aggregate number of shares of Common Stock of which Northlea may be deemed a beneficial owner is 186,616 (approximately 1.5% of the Common Stock outstanding, calculated on a partially diluted basis pursuant to Rule 13d-3(d)(1)(i)). This number consists of 107,220 shares of Common Stock presently owned and 79,396 shares of Common Stock purchasable pursuant to Warrants. Northlea holds the shares of Common Stock and the Warrants for its own account.

     (viii) Dr. John H. Abeles. On the date of this amendment, the aggregate number of shares of Common Stock of which Dr. Abeles, who is the general partner of Northlea, may be deemed a beneficial owner is 186,616 (approximately 1.5% of the Common Stock outstanding, calculated on a partially diluted basis pursuant to Rule 13d-3(d)(1)(i)). This number consists of 107,220 shares of Common Stock presently owned by Northlea and 79,396 shares of Common Stock purchasable pursuant to Warrants owned by Northlea.

     (ix) Monroe. On the date of this amendment, the aggregate number of shares of Common Stock of which Monroe may be deemed a beneficial owner is 298,586 (approximately 2.5% of the Common Stock outstanding, calculated on a partially diluted basis pursuant to Rule 13d-3(d)(1)(i)). This number consists of 171,552 shares of Common Stock presently owned and 127,034 shares of Common Stock purchasable pursuant to Warrants. Monroe holds the shares of Common Stock and the Warrants for its own account.

     Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock held by the other Reporting Persons or purchasable pursuant to Warrants held by the other Reporting Persons.

                               SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 2, 1999


                                       Peter P. Gombrich

                                       /s/ Jonathan A. Bohlen
                                       ------------------------------
                                       His:  Attorney-in-Fact


                                       Theodore L. Koenig

                                       /s/ Jonathan A. Bohlen
                                       ------------------------------
                                       His:  Attorney-in-Fact


                                       William J. Ritger

                                       /s/ Jonathan A. Bohlen
                                       ------------------------------
                                       His:  Attorney-in-Fact


                                       Fred H. Pearson

                                       /s/ Jonathan A. Bohlen
                                       ------------------------------
                                       His:  Attorney-in-Fact


                                       Walter Herbst

                                       /s/ Jonathan A. Bohlen
                                       ------------------------------
                                       His:  Attorney-in-Fact


                                       AccuMed International, Inc.

                                       /s/ Jonathan A. Bohlen
                                       ------------------------------
                                       Its:  Attorney-in-Fact


                                       Northlea Partners Ltd.

                                       /s/ Jonathan A. Bohlen
                                       ------------------------------
                                       Its:  Attorney-in-Fact


                                       Monroe Investments, Inc.

                                       /s/ Jonathan A. Bohlen
                                       ------------------------------
                                       Its:  Attorney-in-Fact